                                                                       EXHIBIT 1

                                     [LOGO]
                          North American Palladium Ltd.


            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                               FIRST QUARTER 2005

The following is Management's Discussion and Analysis of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2005, compared to those of the prior year period. This Management's Discussion and Analysis has been prepared as of May 9, 2005. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, and the related annual Management's Discussion and Analysis included in the 2004 Annual Report.

OVERVIEW AND STRATEGIC ACTIVITIES

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

Based on a positive feasibility study, the Company commenced the development of an underground mine at its Lac des Iles operations in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a vendor lease program. By the end of the first quarter 2005, the main ramp had been advanced 682 metres. The underground development is progressing toward first production in the fourth quarter of this year, with full production in 2006.

In prior periods the Company hedged the price of its palladium production under a contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price was based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production. The Palladium Sales Contract expires on June 30, 2005. Commencing with the first quarter of 2005, revenue from palladium production, which will be available for physical delivery after June 30, 2005, was recorded at the March 31, 2005 quoted market price. In 2004, the Company also commenced a hedging strategy for a portion of its by-product metal production. The objective of this hedge strategy is to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper.

Without the benefit of the floor price under the Palladium Sales Contract, the Company's profitability in the first quarter of 2005 has been significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect a significant improvement in the palladium price, however, the Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the expected draw-down of surplus inventories held by automotive manufacturers and the wide market price spread between platinum and palladium, which should accelerate consumption of palladium.


MD&A First Quarter 2005            Page 1 of 7     North American Palladium Ltd.

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

PRODUCTION STATISTICS
                                                                         THREE MONTHS ENDED
                                                                              MARCH 31
                                                                       2005               2004
                                                                 ---------------------------------
PALLADIUM (OZ)                                                          52,572             91,261
Payable Palladium (oz)                                                  47,924             83,367
Platinum (oz)                                                            5,382              6,983
Gold (oz)                                                                4,131              7,755
Copper (lbs)                                                         1,562,040          2,141,755
Nickel (lbs)                                                           778,200          1,321,201
--------------------------------------------------------------------------------------------------
Ore Tonnes Milled                                                    1,156,322          1,348,779
Ore Tonnes Mined                                                     1,268,875          1,283,982
Waste Tonnes Mined                                                   3,341,433          2,594,785
--------------------------------------------------------------------------------------------------
Waste to Ore Strip Ratio                                                2.63:1             2.02:1
--------------------------------------------------------------------------------------------------

KEY FINANCIAL STATISTICS
                                                                         THREE MONTHS ENDED
                                                                              MARCH 31
                                                                       2005               2004
                                                                 ---------------------------------
                                                                                   ($000's)
REVENUE FROM METAL SALES                                                26,206             53,156
Net income (loss)                                                       (7,736)             6,121
Net income (loss) per share (dollars basic and diluted)                  (0.15)              0.12
Operating cash flow provided (used)                                     (4,199)            19,481
Long-term debt, including current portion                               49,619             50,346
Shareholders' Equity                                                   209,003            308,563
--------------------------------------------------------------------------------------------------
Common shares outstanding (as at March 31)                          51,784,359         51,113,097

SUMMARY OF QUARTERLY RESULTS

------------------------------------------------------------------------------------------------------------------------------
                                                 2003                                     2004                        2005
($000, except per share          1ST QTR   2ND QTR   3RD QTR   4TH QTR   1ST QTR   2ND QTR   3RD QTR    4TH QTR      1ST QTR
   amounts)
----------------------------------------- --------- --------- --------- --------- --------- --------- ------------ -----------
Revenue from metal sales         45,120       44,631    42,585    59,805    53,156    51,712  45,154     35,182      26,206
Net income (loss)                 8,390      10,361     3,535    16,092     6,121     2,834   6,598   (107,663)     (7,736)
Net income (loss) per share        0.17       0.20      0.07      0.32      0.11      0.06     0.13      (2.09)      (0.15)
Fully diluted net income
  (loss) per share                 0.17       0.20      0.07      0.31      0.11      0.06     0.13      (2.09)      (0.15)
------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The Company realized a net loss for the three months ended March 31, 2005 of $7,736,000 or $0.15 per share on revenues of $26,206,000 compared to net income of $6,121,000 or $0.11 per share on revenues of $53,156,000 for the corresponding period a year earlier.

In the first quarter of 2005, the Company's palladium revenue was affected by a 42% decline in palladium production compared to the first quarter of 2004, together with a continuing low palladium price. During the first quarter of 2005, revenue was recorded for 45,022 ounces of palladium production of which 6,403 ounces were recorded at the floor price of US$325 per ounce under the expiring palladium sales contract, while the remainder, which will be available for physical delivery after June 30, 2005, was recorded at the March 31, 2005 quoted market price of US$199 per ounce. The blended average realized palladium price for the first quarter of 2005 was US$224 per ounce compared to a price of US$325 per ounce in the year-earlier period, which was the floor price under the palladium sales contract in that period. Variations from the provisionally priced sales will be recognized as revenue adjustments as they occur until the price


MD&A First Quarter 2005            Page 2 of 7     North American Palladium Ltd.

is finalized. In addition, revenue from by-product metal declined by 27% to $14,010,000 in the first quarter of 2005 compared to $19,121,000 in the first quarter of 2004, reflecting the decreased production of nickel, platinum, gold and copper. Despite the lower by-product production, prices for these metals continued well above historical levels and in fact were at higher levels than the first quarter 2004. Partially offsetting the higher by-product prices was a strengthening Canadian dollar which averaged US$0.82 in the first quarter 2005, compared to US$0.76 in the first quarter 2004.

Production costs including overheads but excluding non-cash amortization were $23,233,000 during the first quarter of 2005 compared to $24,998,000 during the first quarter of 2004, while unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$253 per ounce in the first quarter of 2005 compared to US$115 per ounce in the first quarter of 2004. The increase in unit cash costs is attributed to a 42% decline in palladium production and a 27% drop in revenue from by-product metals.

During the first quarter of 2005, the mill processed 1,156,322 tonnes of ore, or an average of 12,848 tonnes per day, with a palladium grade of 1.91 grams per tonne, producing 52,572 ounces of palladium at a recovery rate of 74.0%. This compares with the first quarter of 2004, when the mill processed 1,348,779 tonnes of ore, or 14,822 tonnes per day, with a palladium grade of 2.72 grams per tonne, producing 91,261 ounces of palladium at a recovery rate of 77.3%. Metal production during the first quarter of 2005 was affected by lower ore grades and average daily mill throughput. With completion of the Phase 3 pit in late 2004 and the start of Phase 4 pit development, lower ore grades were anticipated in the early stages of the pit push back. The lower mill throughput in the quarter, was caused by repeated ball mill bearing failures and other unscheduled mill downtime.

Non-cash amortization expense decreased to $4,729,000 in the first quarter of 2005 compared to $9,846,000 in the first quarter of 2004. The reduced amortization expense is attributable to the decrease in palladium production, along with a lower unit of production amortization rate as a result of the asset impairment charge recorded in 2004, which resulted in an approximate 40% reduction in the unit amortization rate.

With the ramp-up in activity on the Company's exploration projects, exploration expense increased to $843,000 in the first three months of 2005 compared to $429,000 in the year-earlier period. The Company incurred interest expense on long-term debt of $635,000 in the first three months of 2005 compared to $487,000 in the first three months of 2004.

In the first quarter the future tax liability arising on the renunciation of resource deductions to subscribers of flow-through shares issued by the Company in 2004 was fully offset by losses arising in the quarter. Income tax losses in excess of this liability have not been tax benefited.

CASH FLOW AND FINANCIAL POSITION

Cash used in operations (prior to changes in non-cash working capital) was $4,199,000 for the first quarter of 2005 compared to cash provided by operations of $19,481,000 for the first quarter of 2004. The primary reason for the decrease in cash flow was the significant decline in revenue from metal sales. Changes in non-cash working capital provided $14,873,000 in the first quarter compared to a consumption of cash of $7,203,000 in the first quarter of 2004. The major item affecting the non-cash working capital was a $17,346,000 reduction in concentrate inventory awaiting settlement. The reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 92,891 ounces at March 31, 2005 compared to 114,186 ounces at December 31, 2004. After allowing for working capital changes, cash provided by operations was $10,674,000 in the first quarter of 2005 compared to $12,278,000 in first quarter of 2004.

Investing activity required $6,069,000 of cash in the first quarter of 2005 compared to $3,727,000 in the first quarter of 2004. During the quarter, the Company continued with the underground mine development, advancing the main ramp by 247 metres and started the ventilation raise development. The underground development is progressing towards first production in the fourth quarter of this year, with full production in 2006.

The Company's long-term debt position was $49.6 million at March 31, 2005 compared to $50.2 million at December 31, 2004, and it had cash and cash equivalents of $68.5 million at March 31, 2005.


MD&A First Quarter 2005            Page 3 of 7     North American Palladium Ltd.

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

CONTRACTUAL OBLIGATIONS AS AT MARCH 31, 2005

----------------------------------------------------------------------------------------------------------------------
                                                                        PAYMENTS DUE BY PERIOD
                                                  --------------------------------------------------------------------
                                                       TOTAL          LESS THAN        1 - 3 YEARS      4 - 5 YEARS
                                                                        1 YEAR
----------------------------------------------------------------------------------------------------------------------
                                                                               ($000's)
Senior credit facility                                  30,065            6,839            20,517           2,709
Kaiser-Francis credit facility                          13,911               --            13,911              --
Capital lease obligations                                5,643            1,647             2,472           1,524
Operating leases                                         1,636              886               744               6
Other purchase obligations                               1,913            1,913                --              --
                                                  --------------------------------------------------------------------
                                                        53,168           11,285            37,644           4,239
----------------------------------------------------------------------------------------------------------------------

There are no payments due after five years.

FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS

North American Palladium uses fixed-price forward platinum and gold sales contracts and cash settled nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum and gold production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts.

FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS (THE "PLATINUM HEDGE POSITION") (as of March 31, 2005)

----------------------------------------------------------------- ---------------------------------------------------
Platinum ounces hedged                                            12,000 (or less than 60% of 2005's expected
                                                                  production)
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of platinum sales contracts                         December 31, 2005
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated platinum sales contract price up to    US$843/oz.(1)
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Delivery obligations                                              The Company will deliver platinum produced from
                                                                  its operations on a monthly basis to satisfy the
                                                                  forward sales contracts by the maturity date
                                                                  (currently December 31,2005)
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market loss at March 31, 2005                  US$276,000(2)
----------------------------------------------------------------- ---------------------------------------------------

FIXED-PRICE FORWARD GOLD SALES CONTRACTS (THE "GOLD HEDGE POSITION")
(as of March 31, 2005)
----------------------------------------------------------------- ---------------------------------------------------
Gold ounces hedged                                                9,000 (or less than 70% of 2005's expected
                                                                  production)
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of gold sales contracts                             December 31, 2005
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated gold sales contract price up to        US$435/oz.(3)
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Delivery obligations                                              The Company will deliver gold production from its
                                                                  operations on a monthly basis to satisfy the
                                                                  forward sales contracts by the maturity date
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market gain at March 31, 2005                  US$8,000(4)
----------------------------------------------------------------- ---------------------------------------------------

-------------------------------------------
(1) Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.

(2) The March 31, 2005 spot platinum price of US$864 per ounce was used to determine the unrealized mark-to-market loss for the platinum forward sale contracts that have not been taken into revenue.

(3) Weighted-average estimated gold price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of gold sold forward.

(4) The March 31, 2005 spot gold price of US$428 per ounce was used to determine the unrealized mark-to-market gain for the gold forward sales contracts.


MD&A First Quarter 2005            Page 4 of 7     North American Palladium Ltd.

FIXED-PRICE NICKEL SWAP CONTRACTS (THE "NICKEL HEDGE POSITION")
(as of March 31, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Nickel tonnes hedged                                            540 (or less than 50% of 2005's expected production)
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of nickel swap contracts                          September 30, 2005
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed nickel price up to maturity    US$14,625 per tonne (US$6.63 per lb.)(1)
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the floating
                                                                nickel price (average monthly LME 3-mth nickel price)
                                                                for the respective volume of nickel metal swapped
                                                                and receive a fixed price from the counterpart for
                                                                the period up to the maturity date (currently
                                                                September 30, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market loss at March 31, 2005                US$421,000(2)
--------------------------------------------------------------- -----------------------------------------------------


FIXED-PRICE COPPER SWAP CONTRACTS (THE "COPPER HEDGE POSITION")
(as of March 31, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Copper tonnes hedged                                            750 (or less than 40% of 2005's expected production)
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of copper swap contracts                          December 31, 2005
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed copper price up to maturity    US$2,759 per tonne (US$1.25 per lb.)(3)
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the floating
                                                                copper price (average monthly LME 3-mth copper price)
                                                                for the respective volume of copper metal swapped and
                                                                receive a fixed price from the counterpart for the
                                                                period up to the maturity date (currently December
                                                                31, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market loss at March 31, 2005                US$275,000(4)
--------------------------------------------------------------- -----------------------------------------------------

-------------------------------------------
(1) Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.

(2) The March 31, 2005 average LME 3-mth nickel price of $15,951 was used to determine the unrealized mark-to-market loss.

(3) Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.

(4) The March 31, 2005 average LME 3-mth copper price of $3,251 was used to determine the unrealized mark-to-market loss.

The Company has entered into Master Trading Agreements and Master Swap Agreements with various counterparts, which govern the terms of its forward metal sales and fixed price swaps. These counterparts have a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.

RELATED PARTY TRANSACTIONS

The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox receives a fee in connection with the negotiations related to the Palladium Sales Contract. The amount payable to Mr. Fox for the first quarter of 2005 was $121,000.

In December 2001, Kaiser-Francis provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest is based upon the 30-day LIBOR plus 2.50% and the stand-by

MD&A First Quarter 2005            Page 5 of 7     North American Palladium Ltd.

fee is 0.125% per annum. The amount payable to Kaiser-Francis for interest and standby fee for the first quarter of 2005 was $172,000. Kaiser-Francis holds 50.4% of the common shares of the Company.

EXPLORATION & DEVELOPMENT

During the first quarter, the Company completed two deep drill holes on the Offset High Grade Zone. These drill holes were successful in extending the lithologies that host the high grade mineralization at Lac des Iles. In the upcoming months, the exploration program will focus on expanding the known resource base around the Offset High Grade Zone, as well as advancing and drill testing other surface prospects near the mine site.

Elsewhere, the Company recently entered into an Option Joint Venture Agreement with Gossan Resources Limited on their Bird River property. The Company has the ability to earn up to a 75% interest in this property, which is located in south-east Manitoba. The Company plans to conduct a detailed airborne geophysical survey in the second quarter of this year to be followed by mapping, prospecting and diamond drilling of priority targets. In addition to Bird River, the Company has recently optioned the Tyko Bulldozer property, a new grassroots discovery in north western Ontario. An airborne geophysical survey has been completed to identify drill targets. At the Company's Shebandowan Lake Project, a ground geophysical survey and 760 metre drill program was completed. Results are currently being evaluated prior to committing further resources to this project.

NON-GAAP MEASURE

North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RECONCILIATION OF CASH COST PER OUNCE TO FINANCIAL STATEMENTS

                                                  THREE MONTHS ENDED
                                                       MARCH 31
                                             -----------------------------
                                                        ($000)
                                                 2005           2004
                                             -------------- --------------
PRODUCTION COSTS INCLUDING OVERHEAD                23,233        24,997
SMELTER TREATMENT AND REFINING COSTS                4,673         5,331
                                             -------------- --------------
                                                   27,906        30,328
LESS:  BY-PRODUCT METAL REVENUE                   (14,010)      (19,121)
                                             -------------- --------------
                                                   13,896        11,207
                                             -------------- --------------

DIVIDED BY OUNCES OF PALLADIUM                     45,354        74,523
                                             -------------- --------------

CASH COST PER OUNCE (C$)                              306           150
                                             -------------- --------------
C$ EXCHANGE RATE AT QUARTER END                    1.2097        1.3098
                                             -------------- --------------
CASH COST PER OUNCE (US$)                             253           115
                                             -------------- --------------

MANAGEMENT'S OUTLOOK

Operations at Lac des Iles during the first quarter of 2005 were affected by ball mill bearing failures and other unscheduled mine downtime. Maintenance issues in the mill have continued in the second quarter requiring us to focus on an enhanced preventative maintenance program to ensure better mill availability in the future. This program will be invaluable as the limits of the mill are tested in order to increase the process efficiency and improve the cost profile. Meanwhile, the underground mine construction continues to progress towards the 2006 full production date. The main decline is down 719 metres with all of the


MD&A First Quarter 2005            Page 6 of 7     North American Palladium Ltd.

ventilation and secondary escape raises completed to surface. The underground's first level of stoping will be under development by mid-summer of this year. In addition, the first of three new 60 tonne haul trucks is in operation and performing better than expected.

The 2005 exploration drilling program at Lac des Iles has started in earnest with $4.5 million budgeted to be spent. Currently two drills have been assigned to expand the resource base of the Offset High Grade Zone and one drill has been assigned to the drill program on the south east extension. Additionally, there is a fourth drill scheduled to be on site shortly in an effort to complete the program by the beginning of the fourth quarter. The joint ventures with the junior companies are progressing as planned, and we expect to have identified drill targets by the third quarter.

The palladium prices remained flat during the first four months of 2005, trading in a narrow range of US $180 - $208 per ounce. Even with the current depressed spot prices, management continues to remain optimistic that the price of palladium will return to sustainable levels in 2006 and trade at a more historical relationship to platinum. The recent release by Englehard Corporation, in which they stated that their new platinum/palladium diesel oxidation catalyst will go into production this month on models from two major European carmakers, further strengthens management's beliefs for palladium's bright future.

In the meantime, the Company continues to benefit from strong by-product metal prices, particularly platinum, nickel and copper. The Company has hedged some of its 2005 metal production to provide protection if the current high prices decline. Generally, the volume of annual production hedged is in the range of 40-70%, which offers the Company a mix of downside protection and strong participation in price run-up for its by-product metals as is currently the case.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA

As of May 9, 2005, there were 52,055,196 common shares of the Company outstanding and options issued pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 741,484 common shares of the Company.


--------------------------------------------------------------------------------
Forward-Looking Statements - Certain statements included in this 2005 first quarter interim report, financial statements for the period ended March 31, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "will", "should", "estimate", "expect", "intend", "budget", "plan", "objective", "projection", "progressing" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability, production, availability of financing on acceptable terms and unexpected problems during development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the section above titled "Risks and Uncertainties" and to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


MD&A First Quarter 2005            Page 7 of 7     North American Palladium Ltd.